

February 17, 2012

Via E-mail
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road,
Kunming City, Yunnan Province
People's Republic of China, 650000

Re: **First China Pharmaceutical Group, Inc.**
      Item 4.01 Form 8-K Dated January 16, 2012
      Filed January 20, 2012
      File No. 000-54076

Dear Mr. Wang:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01

1. You state in your filing that you will amend your Form 8-K to provide a copy of the former accountant's letter within 10 days. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 8-K. If you are unable to provide the former accountant's letter, explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Kei Nakada at (202) 551-3659.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant